UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIFEMD, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53216B 104

(CUSIP Number)

800 Third Avenue, Suite 2800

New York, NY 10022

(866) 351-5907

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53216B 104

1	NAME OF REPORTING PERSON

Stefan Galluppi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,649,800(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,649,800(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,649,800(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.36(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.	Consists of 1,649,800 shares held by American Nutra Tech, LLC, a company that Mr. Galluppi has sole voting and dispositive power (“American Nutra”).

2.	Percentage of class based on 25,906,754 total outstanding shares of common stock of the Issuer as of March 30, 2021.

CUSIP No. 53216B 104

1	NAME OF REPORTING PERSON

American Nutra Tech, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,649,800(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,649,800(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,649,800(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.36(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

1.	Consists of 1,649,800 shares held by American Nutra, the Beneficial ownership of which also attributable to Mr. Galluppi, as the sole member of American Nutra, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Galluppi.

2.	Percentage of class based on 25,906,754 total outstanding shares of common stock of the Issuer as of March 30, 2021.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of LifeMD, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 800 Third Avenue, Suite 2800, New York, NY 10022.

Item 2 Identity and Background.

The Statement is being filed by Mr. Stefan Galluppi (“Mr. Galluppi”). Mr. Galluppi’s present principal occupation or employment is serving as Chief Technology Officer of the Issuer. Mr. Galluppi is a United States citizen. The business address of Mr. Galluppi is 800 Third Avenue, Suite 2800, New York, NY 10022.

During the last five years Mr. Galluppi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Galluppi acquired the reported 1,649,800 shares of Common Stock as follows (except as otherwise indicated, all Common Stock and per share information and all exercise prices with respect to the Company’s warrants reflect, on a retroactive basis, a 1-for-5 reverse stock split of Common Stock, which became effective on October 14, 2020):

On November 22, 2017, Mr. Galluppi beneficially owned 230,000 shares of Common Stock by American Nutra.

On July 22, 2019, Mr. Galluppi purchased on the open market 938 shares of Common Stock at a price per share $0.80 per share.

On December 9, 2020, the Company issued to Mr. Galluppi 1,000,000 shares of Common Stock for having achieved certain performance milestones pursuant to a Membership Interest Purchase Agreement, dated April 25, 2019, by and between the Issuer, Conversion Labs PR LLC, Taggart International Trust, and American Nutra Tech LLC, an entity controlled by Mr. Galluppi.

Item 4 Purpose of Transaction.

Mr. Galluppi does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Galluppi beneficially owns 1,649,800 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 6.36% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Galluppi holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Galluppi in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Galluppi.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares are subject to the terms and conditions of a lock-up agreement, effective November 3, 2020, by and between the Issuer and Mr. Galluppi (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Mr. Galluppi is precluded, until May 2, 2021, from selling, granting, lending, pledging, offering or in any way, directly or indirectly disposing of the Common Stock he owns.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Form Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2021

/s/ Stefan Galluppi
Stefan Galluppi

Date: April 23, 2021

American Nutra Tech, LLC

/s/ Stefan Galluppi
Chief Executive Officer